                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                               SMALLWORLDWIDE PLC
                               ------------------
                                (Name of Issuer)

                      ORDINARY SHARES, OF (POUND)0.01 EACH,
      AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     83168P108 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)

                               JAMES M. WATERBURY
                            GENERAL ELECTRIC COMPANY
                              4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                            TELEPHONE: (770) 859-6378
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 MARY A. BERNARD
                                 KING & SPALDING
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 556-2100

                                 OCTOBER 3, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)




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CUSIP No. 83168P108 (American Depositary Shares)              Page 2 of 6 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GENERAL ELECTRIC COMPANY - 14-0689340
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     NEW YORK
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   NONE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   7,809,753
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   NONE
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   7,809,753
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     7,809,753 SHARES
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     98.17% (BASED ON 7,955,245 ORDINARY SHARES AND ADSS OUTSTANDING ON
     OCTOBER 2, 2000)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 83168P108 (American Depositary Shares)              Page 3 of 6 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GE POWER SYSTEMS EQUITIES, INC - 06-1580995
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   NONE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   7,809,753
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   NONE
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   7,809,753
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     7,809,753 SHARES
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     98.17% (BASED ON 7,955,245 ORDINARY SHARES AND ADSS OUTSTANDING ON
     OCTOBER 2, 2000)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 4 of 6 Pages

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 13D (the "Schedule 13D") originally filed on August 24, 2000 by General Electric Company, a New York corporation ("GE"), and GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of GE (GE and the Offeror together, the "Reporting Persons"), and relates to the tender offer by the Offeror to purchase all of the outstanding (1) ordinary shares, nominal value of (pound)0.01 each ("Ordinary Shares"), and (2) American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts, of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), which was filed as Exhibit 7 to the Schedule 13D. The Offer to Purchase, together with the related Letter of Transmittal and the Form of Acceptance, as amended from time to time, together constitute the "Offer".

         Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented by adding the following paragraphs immediately after the final paragraph thereof:

                  The initial offer period of the Offer expired at 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000. The subsequent offer period commenced on October 3, 2000, and will expire at 9:30 a.m., New York City time and 2:30 p.m., London time, on Tuesday, October 31, 2000, unless otherwise extended.

                  As of 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000, 7,809,753 Shares had been tendered pursuant to the Offer and not withdrawn (including Shares tendered through notice of guaranteed delivery), which constituted approximately 98% of the total number of Smallworld's then-outstanding Shares. On October 3, 2000, the Offeror accepted for payment all such tendered Shares. Payment for accepted Shares will be made promptly.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by amending and restating subsections (a) (i), (a)
(ii), (b) (i) and (b) (ii) in their entirety as follows:

                  (a) (i) GE has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 7,809,753 Shares, representing approximately 98% of the outstanding Shares of Smallworld.

                  (a) (ii) The Offeror has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 7,809,753 Shares, representing approximately 98% of the outstanding Shares of Smallworld.

                  Except as set forth in this Item 5(a), neither of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any


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                                                               Page 5 of 6 Pages

         persons named in Schedule I of the Offer to Purchase which was filed as
         Exhibit 7 to the Schedule 13D beneficially owns any Shares.

                  (b)(i) GE has shared power to vote and dispose of 7,809,753 Shares.

                  (b)(ii) The Offeror has shared power to vote and dispose of 7,809,753 Shares.

              [The remainder of the page intentionally left blank.]


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                                                               Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                        GENERAL ELECTRIC COMPANY

                                        By: /s/ JAMES M. WATERBURY
                                            ----------------------------------
                                            Name:  James M. Waterbury
                                            Title:   Attorney-in-Fact



                                        GE POWER SYSTEMS EQUITIES, INC.

                                        By: /s/ JAMES M. WATERBURY
                                            ----------------------------------
                                            Name:  James M. Waterbury
                                            Title:   Attorney-in-Fact